

June 15, 2011

Via Facsimile
Ms. Pamela Thompson
Chief Financial Officer
Consolidation Services, Inc.
2300 W. Sahara Avenue, Suite 800
Las Vegas, NV   89102

> **Re: Consolidation Services, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 31, 2010**
> **Form 10-Q for the Quarter Ended March 31, 2010**
> **Filed May 17, 2010**
> **Form 10-Q for the Quarter Ended June 30, 2010**
> **Filed August 16, 2010**
> **Form 10-Q for the Quarter Ended September 30, 2010**
> **Filed November 15, 2010**
> **File No. 333-142105**

Dear Ms. Thompson:

We have reviewed your response dated May 27, 2011 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Quarter Ended March 31, 2010
Note 6. Subsequent Events, page 13
Form 10-Q for the Quarters Ended June 30, 2010 and September 30, 2010
Note 8 – Acquisitions, page 13

1. We note your response to comment two of our letter dated April 26, 2011. Your third party equipment appraisal and third party reserve valuation were apparently complete at the time you filed your Form 8-K/A on July 20, 2010 reporting a fair value of $7,421,910 for the assets acquired. You are now disclosing in your Form 10-K for the year ended

December 31, 2010 a fair value for these same assets of $4,355,163 as of the date acquired on April 1, 2010. Given the significant difference in the initial fair value reported for the assets acquired of $7,421,910 and the revised fair value of $4,355,163, both of which were based on third party valuations, it appears there was an error in the initial fair value reported. Please amend your periodic reports to provide disclosure of your correction of this error, if applicable, or advise us of the reasons for the change in the fair value of the assets acquired including, but not limited to, what new information was obtained. Please see FASB ASC 250-10-50-7 to 10.

2. We note your disclosure in your Form 10-K for the year ended December 30, 2010 that you recognized impairment of the goodwill recorded in the acquisition immediately. Please explain how the consideration transferred represented fair value in light of your immediate write-off of the goodwill recognized. Further, please advise us of the accounting literature supporting your immediate recognition of the goodwill impairment recorded.

You may contact Donna Di Silvio, Staff Accountant, at (202) 551-3202 or me at (202) 551-3377 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief